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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                    Subject Company: Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a message to HP employees from Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer. This message was also posted on HP's internal web site.


EMPLOYEE MESSAGE

Hello, this is Bob Wayman.

I want to take a few moments to address three very serious matters. First, many of you may know that one of my private voicemail messages was leaked to the San Jose Mercury News in recent days. This act represents the unauthorized distribution of confidential company information. Not only do I feel personally violated, but it is illegal and damaging to the company and your fellow employees. We are vigorously investigating this breach along with others that have occurred in recent weeks and we intend to prosecute these matters to the fullest extent of HP policy and applicable law. It is absolutely essential, as employees of HP, that we believe we can conduct business with confidentiality and security. This kind of behavior must not and will not be tolerated.

The second matter I want to discuss is the allegation that HP coerced and intimidated shareowners or improperly used corporate assets to secure votes. Frankly, I find these allegations both insulting and infuriating. Neither Carly nor I would ever act improperly in any business matter - much less use business assets to secure votes.

In the final days of this proxy contest, we went to great lengths to ensure that investors heard and understood our case, particularly those who we thought might be leaning against the merger. That is what we as directors of this company are paid to do. It is our responsibility and our fiduciary duty. It is common practice in contested proxy fights that those conversations go up until the very last minute. We spent countless hours presenting the business value of our position up until every vote was cast, but we never, ever crossed any ethical or legal lines. The only good news about participating in a trial is that the facts will come out, the truth will be heard and our honor will be restored.

The third matter I want to discuss relates to support for our leadership. I am convinced there is no harder working CEO at any company, anywhere. Carly works courageously and tirelessly on behalf of this company and all of its constituents. While many of you don't have the opportunity to see it up close, I do, every day. It's time that we embrace this company's future and give our leadership our full support.

After 30 years with this great company, I'm not about to let recent events get in the way of what I believe is a very bright future for HP. I'd like to ask your support in helping me and other members of the management team move forward as a cohesive team and seize this opportunity to lead the industry again.

Thank you.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including predictions regarding the outcome and certification of the vote on the Merger or the closing of the Merger; statements regarding future improvement of HP generally or specifically its profitability, earnings, revenues, synergies, accretion or other financial items; statements about the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans; any statements concerning proposed new products, services, developments or industry rankings; statements regarding future economic conditions or performance; statements of belief; and statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the actual certified results of the vote on the proposal to issue shares of HP common stock in connection with the Merger; the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.

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